Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Appoints Amir Hai as Chief Financial Officer

TEL AVIV, Israel – September 13, 2018 − RADCOM Ltd. (NASDAQ: RDCM), today announced that It has appointed Amir Hai to serve as its new Chief Financial Officer, effective October 1, 2018. Amir will replace Ran Vered who will be leaving the company on amicable terms to pursue other opportunities.

Amir joins RADCOM from Smart Medical Systems Ltd. where he served as Chief Financial Officer since 2014. With almost 20 years’ experience as a financial executive, including over a decade with publicly traded companies, Amir brings extensive financial, operational, and strategic knowledge combined with a deep understanding of working in multinational companies, scaling them and managing mergers and acquisitions.

“We’re excited to welcome Amir to RADCOM as our new CFO as we continue to drive RADCOM’s strong revenue growth and push our business ramp up,” said Yaron Ravkaie, RADCOM’s Chief Executive Officer. “Amir’s wide-ranging financial and strategic experience along with his strong leadership make him the ideal choice to lead RADCOM’s continued forward momentum. Also, I’d like to wish Ran all the best in his future endeavors. We are grateful to Ran for his contribution to the company during an important growth period.”

"RADCOM is an innovative software company that is disrupting the service assurance and customer experience market as operators look for cloud assurance experts in their transition to NFV/SDN-based networks,” said Amir Hai. “I am thrilled to be joining the company at such an exciting time and am focused on helping the executive team grow the business to the next level.”

Prior to serving as the Chief Financial Officer at Smart Medical Systems, Amir served as Chief Financial Officer for several multinational copmanies including a NASDAQ traded optical manufacturing corporation and a software company traded on the Frankfurt Stock Exchange. Amir also served as a senior manager for Ernst & Young Israel. Amir is currently an external director to Matrix I.T. Ltd. and serves as chairman of its Audit Committee. Amir holds a BA degree in accounting and management from The College of Management in Tel Aviv and is a Certified Public Accountant.

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For all investor inquiries, please contact:
Ran Vered

CFO

+972-77-774-5011

ranv@radcom.com

For all media inquiries, please contact:

Mark Rolston

Marketing Manager

+972-77-774-5036

markr@radcom.com

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator's NFV transformation, RADCOM's Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights, RADCOM's Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, provides on-demand functionality and is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.